

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 29, 2008

<u>Via U.S. mail and facsimile</u>

Mr. E. Scott Beattie
Chairman, President, and Chief Executive Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, FL 33027

> **RE: Form 10-K for the fiscal year ended June 30, 2007**
> **File No. 001-06370**

Dear Mr. Beattie:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 24

2. Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please revise your critical accounting policy disclosures where appropriate to provide quantitative and qualitative disclosure of each estimate's specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release 33-8350/34-48960) issued December 19, 2003.

Consolidated Financial Statements

Note 1 - General Information and Summary of Significant Accounting Policies, page 47

3. Please disclose the components of accumulated other comprehensive income (loss) as of each balance sheet date as required by paragraph 26 of SFAS 130.

Note 19 – Geographical Information, page 78

4. We note your disclosure that you manage your business on the basis of one reportable operating segment. Please tell us how you considered the provisions of paragraphs 10 and 17 of SFAS 131 in identifying your operating segments and your reporting segment.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant